BANK

File № 82-4257

[redacted]

09045366

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

12.01.09
1108/146

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption № 82-4257

PROCESSED
MAR 02 2009
THOMSON REUTERS

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

SEC Mail Processing Section
FEB 12 2009
Washington, DC
103

2/18

Information that can materially influence the price of joint-stock company's securities

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Contents of the statement

Acquisition of the participation share in the authorized capital of another commercial organization by the joint-stock company amounted to not less than 5% or acquisition of the portion of another joint-stock company common shares amounted to not less than 5% and information about cases when such portion becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75% of joint-stock company's ordinary shares

2.1. Full corporate name and the legal address of the company, in which authorized capital the share of the joint-stock company has been changed:

Vozrozhdeniye Finance B.V., private limited liability company.

Teleportboulevard 140, 1043EJ Amsterdam, the Netherlands

2.2 The share of the joint-stock company in the authorized capital of the company before the change and in case this company is a joint-stock company also the portion of its shares owned by the joint-stock company before the change:

Share in the authorized capital (common shares): 100%;

2.3. The share of the joint-stock company in the authorized capital of the company after the change and in case this company is a joint-stock company also the portion of its shares owned by the joint-stock company after the change:

Share in the authorized capital (common shares): 0%;

2.4. The date when the joint-stock company learned about the change of its portion in the shares of the organization:

23 December 2008

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie (signature) A.V. Dolgopolov

3.2. December 23, 2008

Information that can materially influence the price of joint-stock company's securities

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Contents of the statement

Acquisition of the participation share in the authorized capital of another commercial organization by the joint-stock company amounted to not less than 5% or acquisition of the portion of another joint-stock company common shares amounted to not less than 5% and information about cases when such portion becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75% of joint-stock company's ordinary shares

2.1. Full corporate name and the legal address of the company, in which authorized capital the share of the joint-stock company has been changed:

"VOZROZHDENIE – Nedvizhimost'"., closed joint-stock company.

7/4 Luchnikov pereulok, bldg. 2, Moscow, 101999, Russia

2.2 The share of the joint-stock company in the authorized capital of the company before the change and in case this company is a joint-stock company also the portion of its shares owned by the joint-stock company before the change:

Share in the authorized capital (common shares): 14,81%;

2.3. The share of the joint-stock company in the authorized capital of the company after the change and in case this company is a joint-stock company also the portion of its shares owned by the joint-stock company after the change:

Share in the authorized capital (common shares): 0%;

2.4. The date when the joint-stock company learned about the change of its portion in the shares of the organization:

25 December 2008

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. December 25, 2008	Stamp	

END